UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82___.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 14, 2015.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

BLADEX THIRD QUARTER 2015 NET INCOME TOTALED $33.6 MILLION (+66% QoQ; +26% YoY), OR $0.86 PER SHARE, REACHING YEAR-TO-DATE 2015 NET INCOME OF $82.7 MILLION (+17% YoY), OR $2.12 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, October 14, 2015 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the third quarter and nine months ended September 30, 2015.

Third Quarter and Nine Months 2015 Highlights

Reported results:

•	Bladex’s third quarter 2015 Net Income (1) totaled $33.6 million (+66% QoQ; +26% YoY), driven by increased Business Net Income (2) from the Bank’s core intermediation and fee generating activities (+30% QoQ and +12% YoY), and on gains from the participation in investment funds. Year-to-date 2015 Net Income totaled $82.7 million (+$11.9 million, or +17% YoY), on Business Net Income of $78.0 million (+7% YoY).

•	Net interest income totaled $37.0 million in 3Q15 (+7% QoQ; unchanged YoY), on increased lending yields (+10 bps QoQ), decreased cost of funds (-1 bp), and increased average loan portfolio balances (+1%). Year-to-date 2015 net interest income totaled $107.5 million (+$5 million, or +5% YoY).

•	Fees and other income amounted to $8.2 million in 3Q15 (+121% QoQ; +60% YoY) from loan structuring and syndication activities which included the closing of four mandated lead-arranger transactions, along with increased fees from the letters of credit and contingencies business. Year-to-date 2015 fees and other income reached $14.6 million (-1% YoY).

Key performance metrics:

•	The Bank’s annualized year-to-date ROAE (3) and Business ROAE (4) reached 11.7% and 11.1%, respectively, compared to 10.7% and 11.0% a year ago.

•	3Q15 NIS (5) and NIM (6) both improved 4 bps QoQ to 1.67% and 1.83%, respectively, on higher lending rates (+10 bps) and average loan portfolio balances (+1%), while average funding costs decreased 1 bp. Year-to-date 2015 NIS and NIM both decreased 3 bps YoY to 1.66% and 1.82%, respectively, as higher average loan portfolio balances (+5%) and improved funding costs (-5 bps) were offset by lower lending rates (-3 bps) and increased average low-yielding liquidity balances.

•	The Bank’s 3Q15 Efficiency Ratio and Business Efficiency Ratio (7) were 26% (-9 pts. QoQ; -4 pts. YoY) and 28% (-5 pts. QoQ; -2 pts. YoY), respectively, as operating revenues increased (+36% QoQ; +14% YoY) while operating expenses remained relatively flat (+1% QoQ, unchanged YoY). On a year-to-date basis Efficiency Ratio and Business Efficiency Ratio improved to 30% and 31%, respectively, versus 33% each in 9M14, as operating revenues grew 9% and operating expenses decreased 2%.

Credit Growth & Quality:

•	Average Commercial Portfolio balances for 3Q15 and 9M15 increased moderately to $7.1 billion (+1% QoQ; +3% YoY; and +4% YoY, respectively), while end-of-period Commercial Portfolio balances also stood at $7.1 billion (-4% QoQ; -1% YoY).

•	Credit quality remained stable, with non-accruing loans unchanged at $20.7 million, representing 0.31% of total loan portfolio balances as of September 30, 2015. The ratio of the allowance for credit losses to non-accruing loans was 4.5 times, and compared to the total Commercial Portfolio ending balances coverage amounted to 1.32% (+9 bps QoQ; +13 bps YoY).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M15	9M14	3Q15	2Q15	3Q14
Key Income Statement Highlights
Operating revenues	$127.7	$116.9	$49.2	$36.3	$43.2
Operating expenses	$38.4	$39.2	$12.8	$12.6	$12.8
Business Net Income (2)	$78.0	$73.0	$29.2	$22.5	$26.0
Non-Core Items (8)	$4.7	$(2.2)	$4.4	$(2.2)	$0.6
Net Income attributable to Bladex Stockholders (1)	$82.7	$70.8	$33.6	$20.2	$26.6
Profitability Ratios
Earnings per Share ("EPS") (9)	$2.12	$1.83	$0.86	$0.52	$0.69
Return on Average Equity (“ROAE”) (3)	11.7%	10.7%	13.9%	8.6%	11.7%
Business ROAE (4)	11.1%	11.0%	12.1%	9.6%	11.4%
Business Return on Average Assets	1.32%	1.31%	1.44%	1.16%	1.36%
Net Interest Margin ("NIM") (6)	1.82%	1.85%	1.83%	1.79%	1.93%
Net Interest Spread ("NIS") (5)	1.66%	1.69%	1.67%	1.63%	1.77%
Efficiency Ratio	30%	33%	26%	35%	30%
Business Efficiency Ratio (7)	31%	33%	28%	33%	30%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$7,124	$7,196	$7,124	$7,411	$7,196
Treasury Portfolio	$290	$402	$290	$349	$402
Total Assets	$7,993	$7,796	$7,993	$8,308	$7,796
Market capitalization	$902	$1,190	$902	$1,254	$1,190
Tier 1 Basel I Capital Ratio (10)	16.7%	14.7%	16.7%	15.4%	14.7%
Leverage (times) (11)	8.3	8.6	8.3	8.7	8.6
Liquid Assets / Total Assets (12)	10.9%	8.1%	10.9%	11.6%	8.1%
Non-accruing loans to total loans, net of discounts	0.31%	0.06%	0.31%	0.30%	0.06%
Allowance for credit losses to Commercial Portfolio	1.32%	1.19%	1.32%	1.23%	1.19%
Allowance for credit losses to non-accruing loan balances (times)	4.5	21.1	4.5	4.4	21.1

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Third Quarter and Year-To-Date 2015 results: “The Bank´s third quarter 2015 results demonstrate the fact that despite increased headline risks in the Region and heightened volatility in global markets the real economy is still very much at work and business continues to get done. Credit demand remains robust and while margins are still not quite at the levels we would like them to be, we are seeing enough elements in place to expect continued revenues growth in the coming months.

The Bank´s portfolio quality remains sound, as market events such as the recent Brazil downgrade by a ratings agency had already largely been anticipated in our internal risk analyses. And while we strengthened specific reserves on account of periodic re-evaluations of non-performing exposures given the status of ongoing restructuring efforts, we saw no increase in non-accruing loans this quarter. The diversified nature of our business, spread across the entire region, and its focus on short-dated transactions allow us to manage our mix of risk exposures effectively, re-allocating origination efforts to seize growth potential within our risk appetite.

As expected, our fee income performance showed a notable improvement in the third quarter as several mandated transactions that had been worked on for many months were successfully brought over the finish line. We continue to see a strong pipeline of transactions and devote all our efforts to bring them to a successful conclusion, within the timelines set by our clients.

We also continue to devote resources and focus to other areas to support revenues growth and improved operating efficiency. Fee income from our traditional sources in our contingencies business extended their growth trend, and expenses remained well under control. As a result, our efficiency ratio continues to head in the right direction.

One should be very careful to avoid making overly confident statements, but we do believe that the market conditions we are facing these days do tend to play to Bladex’s fundamental strengths - profound knowledge of our Region and business capabilities, a strong network of clients and counterparties, focus on operational excellence, and a proactive, balanced approach to managing our risk exposures.” Mr. Amaral concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation activities relating to the Bank’s Commercial Portfolio. Net Income includes net interest income from loans, fees and other income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

The Commercial Portfolio includes the loan portfolio, customers’ liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).

Commercial Division’s end-of-period portfolio stood at $7.1 billion, a similar level than the average balances reported for 3Q15 and 9M15. The end-of-period balance decreased 4% quarter-on-quarter and 1% year-on-year, as the Bank continues its approach to privilege lending margins over balance growth during the quarter. The 3Q15 average portfolio balances increased 1% quarter-on-quarter and 3% year-on-year, and the 9M15 average balances increased 4% year-on-year, mainly from higher business demand from the Bank’s client base of financial institutions (+8% year-on-year) and corporations (+5% year-on-year).

The Commercial Portfolio continued to be short-term and trade-related in nature: as at September 30, 2015, $5.1 billion, or 71%, of the Commercial Portfolio were scheduled to mature within one year. Trade finance operations represented 55% of the portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations engaged in foreign trade.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and the diversification across industry segments:

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	9M15	9M14	3Q15	2Q15	3Q14
Commercial Division:
Net interest income	$93.3	$89.3	$32.2	$30.1	$31.8
Non-interest operating income (13)	14.1	14.6	7.8	3.6	5.0
Net operating revenues (14)	107.3	103.9	40.0	33.7	36.8
Operating expenses	(30.2)	(30.7)	(10.0)	(9.8)	(10.1)
Net operating income (15)	77.2	73.2	30.0	23.9	26.7
Provision for loan and off-balance sheet credit losses, net	(6.6)	(7.4)	(2.9)	(3.4)	(3.8)
Net Income Attributable to Bladex Stockholders	$70.5	$65.8	$27.1	$20.4	$22.9

3Q15 vs. 2Q15

The Commercial Division’s third quarter 2015 Net Income totaled $27.1 million, a $6.7 million, or 34%, increase compared to $20.4 million in the second quarter 2015, mostly attributable to: (i) non-interest operating income (+$4.2 million, or +117%), mostly from loan structuring and syndication activities, and letter of credit and contingency business, (ii) a $2.1 million, or 7%, increase in net interest income mainly from higher average lending rates (+10 bps) and portfolio balances (+1%), and (iii) a $0.5 million decrease in credit loss provisions, as a result of lower reserve requirement from reduced end-of-period portfolio balances, partly offset by higher provisions to specific loan loss reserves to reflect the status of ongoing restructuring efforts pertaining to non-accruing portfolio exposures. The total balances of these non-accruing loans remained unchanged at $20.7 million. Operating expenses remained largely stable compared to the comparison periods.

3Q15 vs. 3Q14

The Division’s quarterly Net Income of $27.1 million represented a $4.2 million, or 18%, increase compared to $22.9 million in the third quarter 2014, as a result of: (i) a $3.2 million, or 9%, increase in net operating revenues, related to higher loan structuring and syndication activities which led to a $2.8 million, or 57%, increase in non-interest operating income, and higher average lending balances (+2%) resulting in a $0.3 million, or 1%, increase in net interest income, (ii) a $0.9 million decrease in credit loss provisions, mainly due to relatively stable lending volumes partially offset mainly by increased specific reserves related to the non-accruing portfolio, and (iii) a 1% decrease in operating expenses, which remained well under control.

9M15 vs. 9M14

The Division’s year-to-date 2015 Net Income totaled $70.5 million, a $4.7 million, or 7%, increase compared to $65.8 million in the same period 2014, as a result of: (i) a $3.4 million, or 3%, increase in net operating revenues mostly from higher average loan portfolio balances (+5%) which led to a $4.0 million, or 4%, increase in net interest income, partially offset by a $0.5 million, or 3%, decrease in non-interest operating income as higher fee income from loan structuring and syndication activities was offset by lower loan distribution activities in the secondary markets resulting in decreased gains on sale of loans, as well as slightly lower fees from letter of credit and contingencies, (ii) a $0.8 million decrease in provisions for credit losses, and (iii) a 2% decrease in allocated operating expenses.

TREASURY DIVISION

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise securities available-for-sale, and securities held-to-maturity, as well as the management of the Bank’s interest rate, liquidity, price, and currency risks. The Treasury Division also incorporates the Bank’s net results from its remaining participation in investment funds, which are shown in the other income line item “net gain (loss) from investment funds”. Bladex’s participation in the Feeder Fund stood at 48.12% as of September 30, 2015, compared to 48.24% as of June 30, 2015 and 49.61% as of September 30, 2014.

The Division’s Net Income is presented net of allocated operating expenses, and includes net interest income from Treasury activities, as well as related net other income, which comprises the net result of coverage (net results from derivative financial instruments and hedging, net gains (losses) from trading securities, and net gains (losses) on foreign currency exchange), net gains (losses) on the sale of securities available-for-sale, and net gains (losses) from investment funds.

The Bank’s liquid assets totaled $871 million as of September 30, 2015, compared to $960 million as of June 30, 2015, and $633 million as of September 30, 2014. As of these dates, the liquid assets to total assets ratio was 10.9%, 11.6%, and 8.1%, respectively, while the liquid assets to total deposits ratio was 27.9%, 29.6%, and 20.3%, respectively.

As of September 30, 2015, the securities available-for-sale portfolio totaled $171 million, compared to $286 million as of June 30, 2015, and $358 million as of September 30, 2014, as the Bank reclassified bonds from available-for-sale to held-to-maturity. Consequently, the held-to-maturity securities portfolio increased to $119 million (+$57 million quarter-on-quarter and +$76 million year-on-year). As of September 30, 2015, the available-for-sale and held-to-maturity portfolio consisted of readily-quoted Latin American securities, 69% of which represented multilateral, sovereign, or state-owned risk (refer to Exhibit XI for a per-country risk distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

Deposit balances stood at $3.1 billion as of September 30, 2015, representing 44% of total liabilities. Balances were 4% lower compared to the previous quarter, and nearly unchanged from a year ago. Short-term borrowings and debt, including Repos, decreased 15% quarter-on-quarter, and 9% year-on-year to reach $2.1 billion as of September 30, 2015, while long-term borrowings and debt totaled $1.8 billion as of September 30, 2015, up 13% quarter-on-quarter, and 25% year-on-year, as the Bank increased its long-term funding through capital markets issuances, loan syndications and bilateral finance transactions. Weighted average funding costs were 1.04% for both 9M15 (-5 bps year-on-year) and 3Q15 (-1 bp quarter-on-quarter and -2 bps year-on-year), as the Bank efficiently managed its overall funding mix by increasing tenors, diversifying its funding sources, and keeping costs stable; while following Basel III liquidity management guidelines.

(US$ million)	9M15	9M14	3Q15	2Q15	3Q14
Treasury Division:
Net interest income	$14.2	$13.5	$4.8	$4.6	$5.0
Non-interest operating income (loss) (13)	6.2	(0.5)	$4.4	(2.0)	1.4
Net operating revenues (14)	20.4	13.0	$9.3	2.6	6.4
Operating expenses	(8.2)	(8.5)	$(2.8)	(2.8)	(2.7)
Net operating income (loss) (15, 16)	12.2	4.6	$6.5	(0.2)	3.7
Net loss attributable to the redeemable noncontrolling interest	0.0	(0.5)	$0.0	0.0	0.0
Net Income (Loss) Attributable to Bladex Stockholders	$12.2	$5.0	$6.5	$(0.2)	$3.7

Quarterly Variation:

The Treasury Division reported a Net Income of $6.5 million in the third quarter 2015, compared to a Net Loss of $0.2 million in the third quarter 2014 and Net Income of $3.7 million in the third quarter 2014. The $6.7 million and $2.8 million increase in Net Income quarter-on-quarter and year-on-year, respectively, was mostly driven by the Bank’s remaining participation in investment funds.

9M15 vs. 9M14

The Division’s year-to-date 2015 Net Income of $12.2 million increased $7.2 million year-on-year, as a result of: (i) a $6.7 million positive variation in non-interest operating income, mainly driven by improved performance from the Bank’s remaining participation in investment funds, (ii) a $0.7 million, or 5%, increase in net interest income primarily from lower average funding costs, and (iii) a $0.3 million, or 3%, decrease in allocated operating expenses mainly associated with the deconsolidation of expenses related to the investment funds.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	9M15	9M14	3Q15	2Q15	3Q14
Net Interest Income ("NII")
Commercial Division	$93.3	$89.3	$32.2	$30.1	$31.8
Treasury Division	14.2	13.5	4.8	4.6	5.0
Consolidated NII	$107.5	$102.8	$37.0	$34.7	$36.8

Net Interest Margin (i)	1.82%	1.85%	1.83%	1.79%	1.93%

(i) Total Net interest income divided by the average balance of interest-earning assets.

3Q15 vs. 2Q15

The Bank’s third quarter 2015 net interest income reached $37.0 million, a $2.3 million, or 7% quarter-on-quarter increase, primarily attributable to higher average lending rates (+10 bps) and portfolio balances (+1%), along with lower average funding costs (-1 bp).

3Q15 vs. 3Q14

Quarterly net interest income remained relatively at the same level (+$0.2 million year-on-year), mainly reflecting higher average loan portfolio balances (+2%), which offset lower net interest margin (-10 bps) mainly related to increased average low-yielding liquidity balances required by the Bank’s Basel III based liquidity management policy.

9M15 vs. 9M14

The Bank’s year-to-date 2015 net interest income reached $107.5 million, a $4.6 million, or 5%, year-on-year increase, mainly driven by higher average interest-earning assets, mostly from average loan portfolio balances (+5%), and lower average funding costs (-5 bps), which offset the decrease in average lending rates (-3 bps) and higher average liquidity balances (+36%).

FEES AND OTHER INCOME

Fees and other income includes the fee income associated with letters of credit and other off-balance sheet assets, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication, and loan intermediation and distribution activities.

(US$ million)	9M15	9M14	3Q15	2Q15	3Q14
Fees and Commissions, net	$12.9	$12.6	$7.5	$3.1	$4.1
Letters of credit and contingencies *	$8.7	$9.0	$3.5	$3.0	$3.4
Loan structuring and distribution fees	4.1	3.6	3.9	0.1	0.7
Net gain on sale of loan	$0.7	$1.2	$0.2	$0.3	$0.6
Other income, net	$1.0	$1.0	$0.5	$0.3	$0.4
Fees and Other Income	$14.6	$14.8	$8.2	$3.7	$5.1

* Net of commission expenses

Quarterly Variation

Fees and other income totaled $8.2 million in the third quarter 2015, a $4.5 million, or 121%, increase compared to $3.7 million in the second quarter 2015, and a $3.1 million, or 60%, increase compared to $5.1 million in the third quarter 2014. The quarterly increases were mostly driven by higher fees from the structuring and distribution activities led by four mandated lead-arranger transactions closed during the third quarter 2015, and increased commissions from letters of credit and contingencies business.

9M15 vs. 9M14

The Banks’ year-to-date 2015 fees and other income totaled $14.6 million, relatively the same level (-1%) compared to $14.8 million in the same period 2014, as higher fee income from loan structuring and syndication activities was offset by lower loan distribution activities in the secondary markets resulting in decreased gains on sale of loans and reduced commissions from letters of credit and contingencies business.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14
Allowance for Loan Losses:
Balance at beginning of the period	$83.4	$77.7	$79.7	$77.3	$76.2
Provisions (reversals)	8.1	5.7	(2.7)	2.3	1.2
Recoveries	0.0	0.0	0.7	0.0	0.0
End of period balance	$91.5	$83.4	$77.7	$79.7	$77.3

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$7.7	$9.9	$6.8	$8.1	$5.4
Provisions (reversals)	(5.3)	(2.2)	3.0	(1.3)	2.6
End of period balance	$2.4	$7.7	$9.9	$6.8	$8.1

Total allowance for credit losses	$93.9	$91.0	$87.6	$86.5	$85.4

Allowance for credit losses to Commercial Portfolio	1.32%	1.23%	1.23%	1.20%	1.19%
Non-accruing loans to total loans, net of discounts	0.31%	0.30%	0.32%	0.06%	0.06%
Allowance for credit losses to non-accruing loan balances (times)	4.5	4.4	4.2	21.4	21.1

Credit quality remained sound, with unchanged non-accruing loan balances of $20.7 million, representing 0.31% of total loan portfolio balances as of September 30, 2015, while the ratio of the allowance for credit losses to non-accruing loans was 4.5 times. The overall reserve coverage ratio of total allowances to the total Commercial Portfolio ending balances was 1.32% (+9 bps quarter-on-quarter; +13 bps year-on-year).

The allowance for loan and off-balance sheet credit losses totaled $93.9 million as of September 30, 2015, a $2.9 million quarter-on-quarter and an $8.5 million year-on-year increase, mainly as a result of higher provision to specific loan loss reserves assigned to the non-accruing loan portfolio, to reflect the status of ongoing restructuring efforts.

OPERATING EXPENSES

(US$ million)	9M15	9M14	3Q15	2Q15	3Q14
Salaries and other employee expenses	$23.1	$23.2	$7.4	$7.3	$7.6
Depreciation and amortization of equipment and leasehold improvements	1.5	1.9	0.5	0.5	0.6
Professional services	3.2	3.0	1.2	1.2	1.1
Maintenance and repairs	1.2	1.2	0.4	0.4	0.4
Expenses from the investment funds	0.0	0.4	0.0	0.0	0.0
Other operating expenses	9.4	9.4	3.3	3.1	3.1
Total Operating Expenses	$38.4	$39.2	$12.8	$12.6	$12.8

Quarterly Variation

Operating expenses remained mostly stable at $12.8 million in the third quarter 2015, up 1% quarter-on-quarter and nearly unchanged year-on-year.

The Bank’s Efficiency Ratio and Business Efficiency Ratio, which excludes non-core revenues and expenses, mainly from the participation in investment funds, both improved to 26% and 28%, respectively, in the third quarter 2015, compared to 35% and 33%, respectively, in the second quarter 2015 and 30% in the third quarter 2014, as operating revenues grew 36% quarter-on-quarter and 14% year-on-year while operating expenses remained steady. The ratio of operating expenses to average assets improved to 63 bps in the third quarter 2015, compared to 65 bps and 67 bps in the comparative periods.

9M15 vs. 9M14

Year-to-date 2015, operating expenses totaled $38.4 million, a 2% year-on-year decrease, mainly due to the deconsolidation of fund related expenses, and lower depreciation expense mostly in technology applications and hardware.

The Bank’s year-to-date Efficiency Ratio and Business Efficiency Ratio both improved to 30% and 31%, respectively, compared to 33% in the same period 2014, as operating revenues increased 9% and operating expenses decreased 2%. The Bank’s operating expenses to average assets ratio improved to 65 bps in the first nine months of 2015, compared to 70 bps in the same period of 2014.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and share outstanding)	30-Sep-15	30-Jun-15	30-Sep-14
Tier 1 Basel I Capital (10)	$978	$958	$915
Total Capital (17)	$1,051	$1,036	$993
Risk-Weighted Assets	$5,848	$6,233	$6,232
Tier 1 Basel I Capital Ratio (10)	16.7%	15.4%	14.7%
Tier 1 Basel III Capital Ratio	15.2%	16.1%	n.a.
Total Capital Ratio (17)	18.0%	16.6%	15.9%
Stockholders’ Equity	$962	$950	$909
Stockholders’ Equity to Total Assets	12.0%	11.4%	11.7%
Accumulated other comprehensive income (loss) ("OCI")	$(19)	$(11)	$(8)
Leverage (times) (11)	8.3	8.7	8.6
Shares outstanding	38.969	38.969	38.783

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of September 30, 2015, the Bank’s Tier 1 Basel I Capital Ratio was 16.7%, compared to 15.4% as of June 30, 2015, and 14.7% as of September 30, 2014, mainly due to improved risk-weighted assets level related to the Commercial Portfolio. The Bank’s leverage as of these dates was 8.3x, 8.7x, and 8.6x, respectively. During the fourth quarter 2014, the Bank adopted the Basel III framework to calculate its Tier 1 Capital Ratio, but will, on a temporary basis, continue to report quarterly Tier 1 Basel I Ratios to allow for year-on-year comparisons. The Tier 1 Basel III Capital Ratio stood at 15.2% as of September 30, 2015, compared to 16.1% as of June 30, 2015.

The Bank’s common shares outstanding totaled 39.0 million as of September 30, 2015, the same level as of June 30, 2015, and 38.8 million as of September 30, 2014.

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held October 13, 2015, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the third quarter 2015. The dividend will be paid on November 6, 2015, to stockholders registered as of October 26, 2015.

▪	Closing of new Asian syndicated loan: On September 2, 2015, the Bank announced the closing of a US$175 million three-year syndicated loan, which consisted of two tranches: a two-year extension of Bladex’s US$103 million syndicated loan previously arranged by Mizuho Bank Ltd. in 2013 and a US$72 million three-year tranche of funding provided by new lenders. This new syndicated facility reaffirms Bladex’s strong franchise in the Asian Markets and enhances the diversification of the Bank’s funding sources.

Notes:

-	Numbers and percentages set forth in this press release may not add due to rounding.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

(1)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(2)	Business Net Income refers to net income or loss attributable to Bladex Stockholders, deducting non-core items.

(3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

(4)	Business ROAE refers to annualized Business Net Income divided by average stockholders’ equity.

(5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

(6)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

(7)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds.

(8)	Non-Core Items include: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds, and expenses from investment funds), other expenses related to investment funds, and net income (loss) attributable to the redeemable non-controlling interest.

(9)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(10)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)	Liquid assets consist of cash and due from banks and interest-bearing deposits in banks, excluding margin calls and pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(13)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals of (provisions for) credit losses, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions, net gain on sale of loans, and net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative financial instrument and hedging, net gain (loss) on foreign currency exchange, net gain (loss) from trading securities, net gain (loss) from investment funds, and net related other income (expense).

(14)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(15)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(16)	The Treasury Division’s net operating income (loss) includes: (i) interest income from interest bearing deposits with banks and investment securities, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) net gain (loss) on foreign currency exchange; (vi) net gain (loss) from investment funds, (vii) net related other income (expense) and (viii) allocated operating expenses.

(17)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk-weighted assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through September 30, 2015, Bladex had disbursed accumulated credits of approximately $228 billion.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Thursday, October 15, 2015 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 39442468.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2015	June 30, 2015	September 30, 2014	CHANGE	%	CHANGE	%
	(In US$ thousand)

ASSETS:
Cash and due from banks, and interest-bearing deposits in banks	$904,563	$992,112	$647,273	$(87,549)	(9)%	$257,290	40%
Trading assets	0	331	196	(331)	(100)	(196)	(100)
Securities available-for-sale	170,787	286,228	357,792	(115,441)	(40)	(187,005)	(52)
Securities held-to-maturity	119,356	62,668	43,663	56,688	90	75,693	173
Investment funds	59,424	53,254	52,443	6,170	12	6,981	13
Loans	6,758,988	6,919,768	6,706,071	(160,780)	(2)	52,917	1
Less:
Allowance for loan losses	91,490	83,353	77,334	8,137	10	14,156	18
Unearned income and deferred fees	9,588	8,604	8,315	984	11	1,273	15
Loans, net	6,657,910	6,827,811	6,620,422	(169,901)	(2)	37,488	1

Customers' liabilities under acceptances	788	3,560	2,435	(2,772)	(78)	(1,647)	(68)
Accrued interest receivable	38,279	38,133	43,594	146	0	(5,315)	(12)
Equipment and leasehold improvements, net	7,083	7,360	8,674	(277)	(4)	(1,591)	(18)
Derivative financial instruments used for hedging – receivable	18,527	9,028	7,001	9,499	105	11,526	165
Other assets	16,647	27,160	12,167	(10,513)	(39)	4,480	37
TOTAL ASSETS	$7,993,364	$8,307,645	$7,795,660	$(314,281)	(4)%	$197,704	3%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$236,240	$217,086	$73,246	$19,154	9%	$162,994	223%
Time	2,879,268	3,019,859	3,046,693	(140,591)	(5)	(167,425)	(5)
Total deposits	3,115,508	3,236,945	3,119,939	(121,437)	(4)	(4,431)	(0)

Trading liabilities	17	59	306	(42)	(71)%	(289)	(94)%
Securities sold under repurchase agreements	176,030	223,427	286,947	(47,397)	(21)	(110,917)	(39)
Short-term borrowings and debt	1,883,242	2,186,064	1,980,835	(302,822)	(14)	(97,593)	(5)
Acceptances outstanding	788	3,560	2,435	(2,772)	(78)	(1,647)	(68)
Accrued interest payable	22,528	15,012	19,743	7,516	50	2,785	14
Long-term borrowings and debt	1,790,110	1,590,039	1,427,050	200,071	13	363,060	25
Derivative financial instruments used for hedging – payable	24,245	27,083	18,187	(2,838)	(10)	6,058	33
Reserve for losses on off-balance sheet credit risk	2,395	7,654	8,108	(5,259)	(69)	(5,713)	(70)
Other liabilities	16,718	67,381	23,130	(50,663)	(75)	(6,412)	(28)
TOTAL LIABILITIES	$7,031,581	$7,357,224	$6,886,680	$(325,643)	(4)%	$144,901	2%

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	279,980	279,980	279,980	0	0%	0	0%
Additional paid-in capital in excess of assigned value of common stock	116,751	115,898	116,795	853	1	(44)	(0)
Capital reserves	95,210	95,210	95,210	0	0	0	0
Retained earnings	562,721	544,128	502,412	18,593	3	60,309	12
Accumulated other comprehensive loss	(19,482)	(11,398)	(7,985)	(8,084)	71	(11,497)	144
Treasury stock	(73,397)	(73,397)	(77,432)	0	0	4,035	(5)

TOTAL STOCKHOLDERS' EQUITY	$961,783	$950,421	$908,980	$11,362	1%	$52,803	6%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,993,364	$8,307,645	$7,795,660	$(314,281)	(4)%	$197,704	3%

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2015	June 30, 2015	September 30, 2014	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$55,632	$52,740	$54,785	$2,892	5%	$847	2%
Interest expense	(18,638)	(18,017)	(17,939)	(621)	3	(699)	4
NET INTEREST INCOME	36,994	34,723	36,846	2,271	7	148	0
Provision for loan losses	(8,137)	(5,661)	(1,140)	(2,476)	44	(6,997)	614
NET INTEREST INCOME, AFTER PROVISION FOR LOAN LOSSES	28,857	29,062	35,706	(205)	(1)	(6,849)	(19)

OTHER INCOME (EXPENSE):
Reversal of (provision for) losses on off-balance sheet credit risk	5,260	2,215	(2,632)	3,045	137	7,892	(300)
Fees and commissions, net	7,461	3,109	4,116	4,352	140	3,345	81
Derivative financial instrument and hedging	(402)	884	(179)	(1,286)	(145)	(223)	125
Net gain (loss) from investment funds	4,433	(2,229)	580	6,662	(299)	3,853	664
Net gain (loss) from trading securities	606	302	(245)	304	101	851	(347)
Net gain (loss) on sale of securities available-for-sale	(66)	133	593	(199)	(150)	(659)	(111)
Net gain on sale of loans	208	305	557	(97)	(32)	(349)	(63)
Net gain (loss) on foreign currency exchange	(500)	(1,222)	469	722	(59)	(969)	(207)
Other income, net	499	284	441	215	76	58	13
NET OTHER INCOME	17,499	3,781	3,700	13,718	363	13,799	373

OPERATING EXPENSES:
Salaries and other employee expenses	7,434	7,337	7,610	97	1	(176)	(2)
Depreciation and amortization of equipment and leasehold improvements	463	518	607	(55)	(11)	(144)	(24)
Professional services	1,206	1,223	1,118	(17)	(1)	88	8
Maintenance and repairs	376	440	371	(64)	(15)	5	1
Other operating expenses	3,279	3,084	3,096	195	6	183	6
TOTAL OPERATING EXPENSES	12,758	12,602	12,802	156	1	(44)	(0)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$33,598	$20,241	$26,604	$13,357	66%	$6,994	26%

PER COMMON SHARE DATA:
Basic earnings per share	0.86	0.52	0.69
Diluted earnings per share	0.86	0.52	0.68
Weighted average basic shares	38,969	38,954	38,723
Weighted average diluted shares	39,051	39,073	38,869
PERFORMANCE RATIOS:
Return on average assets	1.66%	1.04%	1.39%
Return on average stockholders' equity	13.93%	8.63%	11.70%
Net interest margin	1.83%	1.79%	1.93%
Net interest spread	1.67%	1.63%	1.77%
Operating expenses to total average assets	0.63%	0.65%	0.67%

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE NINE MONTHS ENDED
	September 30, 2015	September 30, 2014
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$107,486	$102,847
Fees and commissions, net	12,870	12,594
Provision for loan and off-balance sheet credit losses, net	(6,649)	(7,440)
Derivative financial instrument and hedging	1,394	(386)
Recoveries, net of impairment of assets	0	7
Net gain (loss) from investment funds	4,766	(2,215)
Net gain (loss) from trading securities	893	(492)
Net gain on sale of securities available-for-sale	363	1,805
Net gain on sale of loans	720	1,170
Net gain (loss) on foreign currency exchange	(1,791)	586
Other income, net	1,031	1,011
Operating expenses	(38,403)	(39,159)
Net income	$82,680	$70,328
Net loss attributable to the redeemable noncontrolling interest	0	(475)
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$82,680	$70,803
BALANCE SHEET DATA (In US$ thousand):
Investment securities and trading assets	290,143	401,651
Investment funds	59,424	52,443
Loans, net	6,657,910	6,620,422
Total assets	7,993,364	7,795,660
Deposits	3,115,508	3,119,939
Securities sold under repurchase agreements	176,030	286,947
Short-term borrowings and debt	1,883,242	1,980,835
Long-term borrowings and debt	1,790,110	1,427,050
Total liabilities	7,031,581	6,886,680
Stockholders' equity	961,783	908,980

PER COMMON SHARE DATA:
Basic earnings per share	2.12	1.83
Diluted earnings per share	2.12	1.83
Book value (period average)	24.24	22.97
Book value (period end)	24.68	23.44

(In thousand):
Weighted average basic shares	38,910	38,663
Weighted average diluted shares	39,037	38,748
Basic shares period end	38,969	38,783

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.40%	1.27%
Return on average stockholders' equity	11.72%	10.66%
Net interest margin	1.82%	1.85%
Net interest spread	1.66%	1.69%
Operating expenses to total average assets	0.65%	0.70%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.31%	0.06%
Charge offs to total loan portfolio (1)	0.00%	0.00%
Allowance for loan losses to total loan portfolio (1)	1.36%	1.15%
Allowance for losses on off-balance sheet credit risk to total contingencies	0.66%	1.66%

CAPITAL RATIOS:
Stockholders' equity to total assets	12.0%	11.7%
Tier 1 capital to risk-weighted assets	16.7%	14.7%
Total capital to risk-weighted assets	18.0%	15.9%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2015	September 30, 2014	CHANGE	%
	(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$161,970	$156,473	$5,497	4%
Interest expense	(54,484)	(53,626)	(858)	2
NET INTEREST INCOME	107,486	102,847	4,639	5
Provision for loan losses	(11,103)	(4,554)	(6,549)	144

NET INTEREST INCOME, AFTER PROVISION FOR LOAN LOSSES	96,383	98,293	(1,910)	(2)

OTHER INCOME (EXPENSE):
Reversal of (provision for) losses on off-balance sheet credit risk	4,454	(2,886)	7,340	(254)
Fees and commissions, net	12,870	12,594	276	2
Derivative financial instrument and hedging	1,394	(386)	1,780	(461)
Recoveries, net of impairment of assets	0	7	(7)	(100)
Net gain (loss) from investment funds	4,766	(2,215)	6,981	(315)
Net gain (loss) from trading securities	893	(492)	1,385	(282)
Net gain on sale of securities available-for-sale	363	1,805	(1,442)	(80)
Net gain on sale of loans	720	1,170	(450)	(38)
Net gain (loss) on foreign currency exchange	(1,791)	586	(2,377)	(406)
Other income, net	1,031	1,011	20	2
NET OTHER INCOME	24,700	11,194	13,506	121

OPERATING EXPENSES:
Salaries and other employee expenses	23,076	23,192	(116)	(1)
Depreciation and amortization of equipment and leasehold improvements	1,510	1,906	(396)	(21)
Professional services	3,182	3,047	135	4
Maintenance and repairs	1,211	1,162	49	4
Expenses from the investment funds	0	416	(416)	(100)
Other operating expenses	9,424	9,436	(12)	(0)
TOTAL OPERATING EXPENSES	38,403	39,159	(756)	(2)

Net income	$82,680	$70,328	$12,352	18

Net loss attributable to the redeemable noncontrolling interest	0	(475)	475	(100)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$82,680	$70,803	$11,877	17%

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	September 30, 2015			June 30, 2015			September 30, 2014
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$976,382	$564	0.23%	$769,087	$489	0.25%	$592,103	$340	0.22%
Loans, net of unearned income & deferred loan fees	6,662,842	52,892	3.11	6,575,084	50,057	3.01	6,514,359	52,023	3.12
Non-accruing loans	20,735	0	0.00	20,765	0	0.00	4,036	4	0.41
Trading assets	0	0	n.m. (*)	4	0	0.00	21	0	0.00
Investment securities	311,715	2,176	2.73	363,405	2,194	2.39	409,358	2,418	2.31
Investment funds	55,046	0	0.00	55,718	0	0.00	52,461	0	0.00

TOTAL INTEREST EARNING ASSETS	$8,026,720	$55,632	2.71%	$7,784,064	$52,740	2.68%	$7,572,339	$54,785	2.83%

Non interest earning assets	65,517			60,840			85,750
Allowance for loan losses	(83,430)			(77,754)			(76,199)
Other assets	24,486			17,447			15,399

TOTAL ASSETS	$8,033,292			$7,784,596			$7,597,289

INTEREST BEARING LIABILITIES
Deposits	$3,252,881	$3,287	0.40%	$2,803,742	$2,738	0.39%	$2,922,059	$2,924	0.39%
Trading liabilities	14	0	0.00	42	0	0.00	229	0	0.00
Investment funds	0	0	n.m. (*)	0	0	n.m. (*)	0	1	n.m. (*)
Securities sold under repurchase agreement and short-term borrowings and debt	2,078,263	4,864	0.92	2,478,144	5,837	0.93	2,157,048	5,123	0.93
Long-term borrowings and debt	1,662,008	10,487	2.47	1,489,534	9,442	2.51	1,535,474	9,891	2.52

TOTAL INTEREST BEARING LIABILITIES	$6,993,167	$18,638	1.04%	$6,771,463	$18,017	1.05%	$6,614,809	$17,939	1.06%

Non interest bearing liabilities and other liabilities	$83,129			$72,264			$79,999

TOTAL LIABILITIES	7,076,295			6,843,727			6,694,808

STOCKHOLDERS' EQUITY	956,997			940,870			902,481

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,033,292			$7,784,596			$7,597,289

NET INTEREST SPREAD			1.67%			1.63%			1.77%
NET INTEREST INCOME AND NET INTEREST MARGIN		$36,995	1.83%		$34,723	1.79%		$36,846	1.93%

(*)	"n.m." means not meaningful.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED
	September 30, 2015			September 30, 2014
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$842,178	$1,484	0.23%	$617,840	$1,087	0.23%
Loans, net of unearned income & deferred loan fees	6,629,671	153,843	3.06	6,330,371	148,529	3.09
Non-accruing loans	16,399	7	0.05	3,569	4	0.16
Trading assets	1	0	0.00	11	0	0.00
Investment securities	357,898	6,636	2.45	380,579	6,833	2.37
Investment funds	56,275	0	0.00	81,557	20	0.03

TOTAL INTEREST EARNING ASSETS	$7,902,423	$161,970	2.70%	$7,413,927	$156,473	2.78%

Non interest earning assets	74,164			82,176
Allowance for loan losses	(80,734)			(73,945)
Other assets	21,668			13,453

TOTAL ASSETS	$7,917,520			$7,435,611

INTEREST BEARING LIABILITIES
Deposits	$2,827,781	$8,478	0.40%	$2,667,875	$8,281	0.41%
Trading liabilities	34	0	0.00	96	0	0.00
Investment funds	0	0	n.m. (*)	0	38	n.m. (*)
Securities sold under repurchase agreement and short-term borrowings and debt	2,539,905	17,344	0.90	2,410,134	18,119	0.99
Long-term borrowings and debt	1,513,716	28,662	2.50	1,380,540	27,188	2.60

TOTAL INTEREST BEARING LIABILITIES	$6,881,436	$54,484	1.04%	$6,458,644	$53,626	1.09%

Non interest bearing liabilities and other liabilities	$93,017			$67,449

TOTAL LIABILITIES	6,974,453			6,526,094

Redeemable noncontrolling interest	0			21,336

STOCKHOLDERS' EQUITY	943,068			888,181

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,917,520			$7,435,611

NET INTEREST SPREAD			1.66%			1.69%
NET INTEREST INCOME AND NET INTEREST MARGIN		$107,486	1.82%		$102,847	1.85%

(*)	"n.m." means not meaningful.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/15	SEP 30/15	JUN 30/15	MAR 31/15	DEC 31/14	SEP 30/14	SEP 30/14

INCOME STATEMENT DATA:
Interest income	$161,970	$55,632	$52,740	$53,598	$56,257	$54,785	$156,473
Interest expense	(54,484)	(18,638)	(18,017)	(17,829)	(17,973)	(17,939)	(53,626)
NET INTEREST INCOME	107,486	36,994	34,723	35,769	38,284	36,846	102,847
Reversal of (provision for) loan losses	(11,103)	(8,137)	(5,661)	2,695	(2,341)	(1,140)	(4,554)

NET INTEREST INCOME AFTER REVERSAL OF (PROVISION FOR) LOAN LOSSES	96,383	28,857	29,062	38,464	35,943	35,706	98,293
OTHER INCOME (EXPENSE):
Reversal of (provision for) losses on off-balance sheet credit risk	4,454	5,260	2,215	(3,021)	1,259	(2,632)	(2,886)
Fees and commissions, net	12,870	7,461	3,109	2,300	4,908	4,116	12,594
Derivative financial instrument and hedging	1,394	(402)	884	912	492	(179)	(386)
Recoveries, net of impairment of assets	0	0	0	0	0	0	7
Net gain (loss) from investment funds	4,766	4,433	(2,229)	2,562	5,624	580	(2,215)
Net gain (loss) from trading securities	893	606	302	(15)	99	(245)	(492)
Net gain (loss) on sale of securities available-for-sale	363	(66)	133	296	66	593	1,805
Net gains on sale of loans	720	208	305	207	1,375	557	1,170
Net gain (loss) on foreign currency exchange	(1,791)	(500)	(1,222)	(69)	180	469	586
Other income, net	1,031	499	284	248	734	441	1,011

NET OTHER INCOME	24,700	17,499	3,781	3,420	14,737	3,700	11,194

TOTAL OPERATING EXPENSES:	38,403	12,758	12,602	13,043	14,543	12,802	39,159

Net income	$82,680	$33,598	$20,241	$28,841	$36,137	$26,604	$70,328

Net loss attributable to the redeemable noncontrolling interest	0	0	0	0	0	0	(475)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$82,680	$33,598	$20,241	$28,841	$36,137	$26,604	$70,803

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Basic earnings per share	$2.12	$0.86	$0.52	$0.74	$0.93	$0.69	$1.83
PERFORMANCE RATIOS
Return on average assets	1.40%	1.66%	1.04%	1.47%	1.80%	1.39%	1.27%
Return on average stockholders' equity	11.72%	13.93%	8.63%	12.56%	15.68%	11.70%	10.66%
Net interest margin	1.82%	1.83%	1.79%	1.84%	1.92%	1.93%	1.85%
Net interest spread	1.66%	1.67%	1.63%	1.68%	1.76%	1.77%	1.69%
Operating expenses to total average assets	0.65%	0.63%	0.65%	0.67%	0.72%	0.67%	0.70%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/15	SEP 30/14	SEP 30/15	JUN 30/15	SEP 30/14

COMMERCIAL DIVISION:
Net interest income (1)	$93,253	$89,323	$32,152	$30,081	$31,819
Non-interest operating income (2)	14,080	14,556	7,812	3,598	4,972
Operating expenses (3)	(30,154)	(30,688)	(9,982)	(9,786)	(10,120)
Net operating income (4)	77,179	73,191	29,982	23,893	26,671
Provision for loan and off-balance sheet credit losses, net	(6,649)	(7,440)	(2,878)	(3,445)	(3,772)
Recoveries, net of impairment of assets	0	7	0	0	0
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$70,530	$65,758	$27,104	$20,448	$22,899
Average interest-earning assets (5)	6,646,070	6,333,940	6,683,577	6,595,850	6,518,395
End-of-period interest-earning assets (5)	6,749,400	6,697,757	6,749,400	6,911,164	6,697,757

TREASURY DIVISION:

Net interest income (1)	$14,233	$13,524	$4,842	$4,643	$5,027
Non-interest operating income (loss) (2)	6,166	(483)	4,428	(2,033)	1,360
Operating expenses (3)	(8,249)	(8,471)	(2,776)	(2,817)	(2,682)
Net operating income (loss) (4)	12,150	4,570	6,494	(207)	3,705
Net income (loss)	12,150	4,570	6,494	(207)	3,705
Net loss attributable to the redeemable noncontrolling interest	0	(475)	0	0	0
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$12,150	$5,045	$6,494	$(207)	$3,705
Average interest-earning assets (6)	1,256,353	1,079,987	1,343,143	1,188,197	1,053,944
End-of-period interest-earning assets (6)	1,254,130	1,101,366	1,254,130	1,394,592	1,101,366

CONSOLIDATED:

Net interest income (1)	$107,486	$102,847	$36,994	$34,723	$36,846
Non-interest operating income (2)	20,246	14,073	12,240	1,566	6,332
Operating expenses (3)	(38,403)	(39,159)	(12,758)	(12,602)	(12,802)
Net operating income (4)	89,329	77,761	36,476	23,687	30,376
Provision for loan and off-balance sheet credit losses, net	(6,649)	(7,440)	(2,878)	(3,446)	(3,772)
Recoveries, net of impairment of assets	0	7	0	0	0
Net income - business segments	82,680	70,328	33,598	20,241	26,604
Net loss attributable to the redeemable noncontrolling interest	0	(475)	0	0	0
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$82,680	$70,803	$33,598	$20,241	$26,604
Average interest-earning assets	7,902,423	7,413,927	8,026,720	7,784,047	7,572,339
End-of-period interest-earning assets	8,003,530	7,799,123	8,003,530	8,305,756	7,799,123

The Bank’s activities are operated and managed in two segments, Commercial and Treasury. The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals of (provisions for) loans and off-balance sheet credit losses, and recoveries, net of impairment of assets.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversals of (provisions for) loans and off-balance sheet credit losses and recoveries, net of impairment of assets.

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, trading assets, securities available for sale and held to maturity, and the balance of the investment funds.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2015		June 30, 2015		September 30, 2014		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$202	3	$251	3	$162	2	$(49)	$40
BOLIVIA	15	0	25	0	5	0	(10)	10
BRAZIL	1,869	25	2,078	27	2,078	27	(209)	(209)
CHILE	149	2	216	3	261	3	(67)	(112)
COLOMBIA	761	10	797	10	844	11	(36)	(83)
COSTA RICA	327	4	341	4	327	4	(14)	0
DOMINICAN REPUBLIC	239	3	250	3	151	2	(11)	88
ECUADOR	347	5	369	5	307	4	(22)	40
EL SALVADOR	71	1	85	1	121	2	(14)	(50)
FRANCE	6	0	6	0	6	0	0	0
GERMANY	97	1	97	1	0	0	0	97
GUATEMALA	411	6	376	5	286	4	35	125
HONDURAS	106	1	71	1	85	1	35	21
JAMAICA	15	0	0	0	42	1	15	(27)
MEXICO	851	11	1,169	15	1,094	14	(318)	(243)
NETHERLANDS	1	0	4	0	23	0	(3)	(22)
NICARAGUA	0	0	1	0	3	0	(1)	(3)
PANAMA	610	8	415	5	462	6	195	148
PARAGUAY	138	2	142	2	107	1	(4)	31
PERU	614	8	564	7	685	9	50	(71)
SINGAPORE	43	1	0	0	0	0	43	43
SWITZERLAND	49	1	1	0	51	1	48	(2)
TRINIDAD & TOBAGO	199	3	219	3	177	2	(20)	22
UNITED STATES	59	1	63	1	42	1	(4)	17
URUGUAY	209	3	194	3	222	3	15	(13)
VENEZUELA	0	0	0	0	29	0	0	(29)
MULTILATERAL ORGANIZATIONS	26	0	26	0	28	0	0	(2)

TOTAL CREDIT PORTFOLIO (1)	$7,414	100%	$7,760	100%	$7,598	100%	$(346)	$(184)

UNEARNED INCOME AND COMMISSION (2)	(10)		(9)		(8)		(1)	(2)
TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$7,404		$7,751		$7,590		$(347)	$(186)

(1)	Includes book value of loans, fair value of investment securities, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2015		June 30, 2015		September 30, 2014		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$202	3	$251	3	$162	2	$(49)	$40
BOLIVIA	15	0	25	0	5	0	(10)	10
BRAZIL	1,806	25	2,009	27	2,014	28	(203)	(208)
CHILE	131	2	197	3	240	3	(66)	(109)
COLOMBIA	679	10	708	10	759	11	(29)	(80)
COSTA RICA	322	5	336	5	320	4	(14)	2
DOMINICAN REPUBLIC	239	3	250	3	151	2	(11)	88
ECUADOR	347	5	369	5	307	4	(22)	40
EL SALVADOR	71	1	85	1	121	2	(14)	(50)
FRANCE	6	0	6	0	6	0	0	0
GERMANY	97	1	97	1	0	0	0	97
GUATEMALA	411	6	376	5	286	4	35	125
HONDURAS	106	1	71	1	85	1	35	21
JAMAICA	15	0	0	0	42	1	15	(27)
MEXICO	804	11	1,081	15	978	14	(277)	(174)
NETHERLANDS	1	0	4	0	23	0	(3)	(22)
NICARAGUA	0	0	1	0	3	0	(1)	(3)
PANAMA	577	8	378	5	418	6	199	159
PARAGUAY	138	2	142	2	107	1	(4)	31
PERU	607	9	557	8	658	9	50	(51)
SINGAPORE	43	1	0	0	0	0	43	43
SWITZERLAND	49	1	1	0	51	1	48	(2)
TRINIDAD & TOBAGO	190	3	210	3	167	2	(20)	23
UNITED STATES	59	1	63	1	42	1	(4)	17
URUGUAY	209	3	194	3	222	3	15	(13)
VENEZUELA	0	0	0	0	29	0	0	(29)

TOTAL COMMERCIAL PORTFOLIO (1)	$7,124	100%	$7,411	100%	$7,196	100%	$(287)	$(72)

UNEARNED INCOME AND COMMISSION (2)	(10)		(9)		(8)		(1)	(2)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$7,114		$7,402		$7,188		$(288)	$(74)

(1)	Includes book value of loans, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	September 30, 2015		June 30, 2015		September 30, 2014		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$63	22	$69	20	$64	16	$(6)	$(1)
CHILE	18	6	19	5	21	5	(1)	(3)
COLOMBIA	82	28	89	26	85	21	(7)	(3)
COSTA RICA	5	2	5	1	7	2	0	(2)
MEXICO	47	16	88	25	116	29	(41)	(69)
PANAMA	33	12	37	11	44	11	(4)	(11)
PERU	7	3	7	2	27	7	0	(20)
TRINIDAD & TOBAGO	9	3	9	3	10	3	0	(1)
MULTILATERAL ORGANIZATIONS	26	9	26	7	28	7	0	(2)

TOTAL TREASURY PORTOFOLIO (1)	$290	100%	$349	100%	$402	100%	$(59)	$(112)

(1)	Includes securities available for sale and held to maturity. Excludes the Bank's invesments in the investment funds.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY (*)	9M15	9M14	3QTR15	2QTR15	3QTR14	(A) - (B)	(C) - (D)	(C) - (E)

ARGENTINA	$705	$747	$233	$283	$25	$(42)	$(50)	$208
BELGIUM	0	123	0	0	0	(123)	0	0
BOLIVIA	20	5	5	0	5	15	5	0
BRAZIL	1,073	1,578	280	510	408	(505)	(230)	(128)
CHILE	74	283	16	58	148	(209)	(42)	(132)
COLOMBIA	549	710	222	180	255	(161)	42	(33)
COSTA RICA	272	411	66	187	225	(139)	(121)	(159)
DOMINICAN REPUBLIC	514	741	133	237	252	(227)	(104)	(119)
ECUADOR	895	758	315	339	269	137	(24)	46
EL SALVADOR	53	119	14	25	41	(66)	(11)	(27)
FRANCE	6	159	0	0	0	(153)	0	0
GUATEMALA	692	410	268	211	160	282	57	108
HONDURAS	199	187	79	48	64	12	31	15
JAMAICA	98	192	32	30	79	(94)	2	(47)
MEXICO	1,992	1,978	696	715	944	14	(19)	(248)
NETHERLANDS	0	108	0	0	60	(108)	0	(60)
NICARAGUA	1	4	0	1	3	(3)	(1)	(3)
PANAMA	720	452	403	132	207	268	271	196
PARAGUAY	107	95	25	34	48	12	(9)	(23)
PERU	664	754	272	251	243	(90)	21	29
SINGAPORE	5	0	5	0	0	5	5	5
SWITZERLAND	47	50	46	1	50	(3)	45	(4)
TRINIDAD & TOBAGO	343	266	143	141	70	77	2	73
UNITED STATES	25	17	7	5	3	8	2	4
URUGUAY	71	153	54	0	0	(82)	54	54
VENEZUELA	0	31	0	0	29	(31)	0	(29)
MULTILATERAL ORGANIZATIONS	0	5	0	0	0	(5)	0	0

TOTAL CREDIT DISBURSED (1)	$9,125	$10,336	$3,314	$3,388	$3,588	$(1,211)	$(74)	$(274)

(1)	Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk, and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.